Exhibit 3.7

TOTAL ENERGY SERVICES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (“MD&A”)

The following MD&A for Total Energy Services Inc. (“Total Energy” or the “Company”) was prepared as at November 9, 2016 and focuses on information and key statistics from the unaudited condensed interim consolidated financial statements of the Company for the three and nine-month periods ended September 30, 2016 (the “Interim Financial Statements”) and pertains to known risks and uncertainties relating to the oil and gas services sector. This discussion should not be considered all-inclusive as it does not include all changes regarding general economic, political, governmental and environmental conditions.

This MD&A should be read in conjunction with the Company’s Interim Financial Statements, the Company’s 2015 Annual Report, the Annual Information Form (“AIF”) for the year ended December 31, 2015 and the cautionary statement regarding forward-looking information and statements below. Additional information relating to Total Energy, including the Company’s AIF, may be found on SEDAR at www.sedar.com. Unless otherwise indicated, all dollar amounts presented herein are in Canadian dollars.

BUSINESS OF THE COMPANY

Total Energy is a public energy services company based in Calgary, Alberta. Through its operating divisions, wholly owned subsidiaries and limited partnerships, Total Energy is involved in three businesses: contract drilling services (“CDS”), the rental and transportation of equipment used in the drilling, completion and production of oil and natural gas wells (“RTS”) and the fabrication, sale, rental and servicing of new and used natural gas compression and oil and natural gas process equipment (“CPS”). Substantially all of the Company’s operations are conducted within Canada although RTS and CPS conduct a limited amount of business in the United States of America through United States corporate affiliates. CPS generates international sales from its Calgary-based facilities.

Contract Drilling Services: At September 30, 2016, the Company operated a fleet of 18 rigs in Canada. Of these rigs, 16 are telescopic doubles and two are telescopic singles with integrated top drives. The Company also maintains an extensive inventory of top drives, drill pipe and spare components to support its operations.

Rentals and Transportation Services: Total Energy’s RTS business is presently conducted from 21 locations in western Canada and two locations in the northwestern United States. At September 30, 2016, this segment had approximately 10,000 pieces of major rental equipment and a fleet of 112 heavy trucks.

Compression and Process Services: The Company fabricates a full range of natural gas compression equipment as well as select oil and natural gas process equipment. CPS currently occupies approximately 187,000 square feet of production facilities located in Calgary, Alberta which support Canadian and international equipment sales. CPS also currently operates a network of 11 branch locations throughout western Canada and the northwestern United States from which its natural gas compression parts and service business is conducted. This business segment had 39,200 horsepower of compression in its rental fleet at September 30, 2016.

2016 THIRD QUARTER REPORT

FINANCIAL HIGHLIGHTS

	Three Months Ended Sept 30			Nine Months Ended Sept 30
(in thousands of dollars except per share amounts)	2016	2015	% Change	2016	2015	% Change
Revenue	$46,536	$66,713	(30%)	$140,385	$231,111	(39%)
Operating income (loss)	(3,012)	2,456	(223%)	(10,814)	20,186	(154%)
EBITDA (1)	4,816	11,137	(57%)	10,487	46,288	(77%)
Cashflow (2)	6,076	(580)	1,148%	12,890	13,402	(4%)
Cash provided by (used in) operating activities	1,962	(1,960)	200%	21,389	34,334	(38%)
Net (Loss) Income	(1,912)	1,570	(222%)	(8,247)	11,674	(171%)

Per Share Data (Diluted)
EBITDA (1)	$0.16	$0.36	(55%)	$0.34	$1.49	(77%)
Cashflow (2)	$0.20	$(0.02)	1,100%	$0.42	$0.43	(2%)
Net Earnings (Loss)	$(0.06)	$0.05	(220%)	$(0.27)	$0.38	(171%)

	Sept 30	Dec 31
	2016	2015	% Change
Financial Position		(audited)
Total Assets	$507,711	$532,379	(5%)
Long-Term Debt and Obligations Under Finance Leases (excluding current portion)	46,719	49,185	(5%)
Working Capital	80,094	90,314	(11%)
Net Debt (1)	nil	nil	—
Shareholders’ Equity	369,857	383,335	(4%)

Shares Outstanding (000’s)
Basic and Diluted	30,940	30,997	—

(1)	Please see “Non-IFRS Measures” below for the definition of EBITDA and Net Debt.
(2)	Cashflow for the nine months ended September 30, 2015 is net of $12.7 million of income taxes paid during the period that relates to 2014 taxable income as a result of the Company not having been required to make income tax installment payments during 2014 and $6.9 million of taxes paid upon receipt of a federal income tax re-assessment received by the Company on August 30, 2015 as more particularly described in Note 9 of the Interim Financial Statements.

CONSOLIDATED RESULTS

The results for the three and nine months ended September 30, 2016 reflect continued challenging North American energy industry conditions. Continued low oil and natural gas drilling and completion activity gave rise to low equipment utilization and fierce price competition, particularly within the CDS and RTS segments. The Company remains focused on maintaining its financial strength and liquidity, preserving its operating assets and retaining key personnel and continues to decline business opportunities where variable operating costs are not covered (including depreciation in the case of drilling rigs) or customer credit risk is determined to be unacceptable.

The Company’s financial condition remains strong, with a positive working capital balance of $80.1 million as at September 30, 2016 as compared to $90.3 million of working capital at December 31, 2015. Shareholders’ equity decreased by $13.5 million during the first nine months of 2016 due to the realization of a net loss and continued payment of dividends.

Revenue

The decrease in revenue for the three and nine month periods ended September 30, 2016 relative to 2015 was the result of lower activity levels and competitive pricing pressures, particularly within the CDS and RTS segments.

FOCUS ● DISCIPLINE ● GROWTH

TOTAL ENERGY SERVICES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Cost of Services

Cost of services decreased by 27% and 32% to $36.4 million and $113.3 million, respectively, for the three and nine months ended September 30, 2016, as compared to $49.8 million and $167.2 million for the same periods in 2015. The decrease in cost of services resulted primarily from lower activity levels in all three operating segments. Gross margin, as a percentage of revenue, for the three and nine months ended September 30, 2016 was 22% and 19%, respectively, as compared to 25% and 28% for the same periods in 2015. The lower gross margin realized in 2016 compared to 2015 is due in part to price declines arising from competitive market conditions not being proportionately offset by cost reductions. Further, as the CDS and RTS segments historically generate a higher gross margin percentage than the CPS segment, the fact that these two segments contributed a lower portion of consolidated revenue in 2016 as compared to 2015, particularly during the first half of 2016, also contributed to such decline in gross margin.

Cost of services includes salaries and benefits for operations personnel, equipment repairs and maintenance, fuel, inventory used to manufacture compression and process equipment and rent, utilities and property taxes related to manufacturing facilities and operations branches.

Selling, General and Administrative Expenses

Selling, general and administrative expenses decreased by 24% and 25% for the three and nine month periods ended September 30, 2016 relative to the prior year comparable periods. The decrease was due to decreased activity levels and efforts to reduce such costs given weak industry conditions. Cost reductions were achieved primarily through lower staffing levels, reductions in wages and salaries and negotiated pricing discounts from third party suppliers. Offsetting realized cost savings was a bad debt provision of $0.4 million for the nine months ended September 30, 2016.

Included in selling, general and administrative costs are salaries and benefits for sales, office and administrative staff, rent, utilities and property taxes related to the Company’s various divisional offices and its corporate head office as well as professional fees and other costs incurred to maintain the Company’s public listing and conduct investor relations activities. Also included in these costs is compensation for directors and officers pursuant to the Company’s cash based compensation plans.

Share-based Compensation Expense

Share-based compensation expense arises from share options granted pursuant to the share option plans implemented in 2015 and 2012. The decrease in stock-based compensation expense for the three months ended September 30, 2016 compared to the same period in 2015 was due to forfeitures of unvested options. The increase in year to date share-based compensation expense was due to the grant of share options in the second half of 2015.

Depreciation Expense

The increase in depreciation expense during the three months ended September 30, 2016 as compared to the same period in 2015 was primarily due to a change in depreciation estimate in the CDS segment as described in Note 2 of the Interim Financial Statements. The decrease in depreciation expense during the nine months of 2016 as compared to the same period of 2015 was due primarily to a smaller compression rental fleet in the CPS segment arising from significant disposals during 2015 and lower equipment utilization in the CDS segment during the first half of 2016. All of the Company’s property, plant and equipment is depreciated on a straight-line basis with the exception of contract drilling equipment, which is depreciated on a utilization basis subject to a minimum annual depreciation expense equal to annual utilization of 96 days.

Operating Income (Loss)

The realization of operating losses for the three and nine months ended September 30, 2016 as compared to operating income for the same periods in 2015 is due to the inability of the Company to fully offset decreases in revenue with proportionate cost reductions. The increase in depreciation expense arising from the change in depreciation estimates in the CDS segment during the third quarter of 2016 also contributed to such operating loss during this period.

2016 THIRD QUARTER REPORT

TOTAL ENERGY SERVICES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Finance income

The increase in finance income during the three months ended September 30, 2016 compared to the same period in 2015 is due primarily to an increase in the market value of other assets, notably marketable securities of publically traded entities held by the Company. Finance income includes dividends, increase in fair value of other assets, interest income on bank balances and other ancillary interest income.

Finance Costs

The decrease in finance costs for the three and nine months ended September 30, 2016 compared to 2015 was due primarily to a lower unrealized decrease in the market value of other assets and lower interest expense due to the redemption of $69 million of convertible debentures in May 2015 (see Note 14 of the Company’s 2015 Annual Report). In addition to unrealized losses on other assets, finance costs include interest paid on finance leases, interest expense on the Term Loan (as defined under the heading “Liquidity and Capital Resources”) and, during the nine months ended September 30, 2015, interest expense (including accretion) on the convertible debentures.

Gain on Sale of Property, Plant and Equipment

Disposals of equipment result from the exercise of purchase options on compression equipment previously on rent in the CPS segment as well as the replacement and upgrade of older equipment in the Company’s equipment fleet.

During the nine months ended September 30, 2016, proceeds from the sale of property, plant and equipment totaled $5.0 million and resulted in a gain on sale of $0.9 million as compared to proceeds of $31.0 million and a gain on sale of $5.3 million for the first nine months of 2015. Such proceeds from dispositions related primarily to the sale of compression equipment from the CPS segment’s compression rental fleet.

Income Taxes and Net income

The realization of an income tax recovery during the three and nine months ended September 30, 2016 was due to the Company realizing a net loss before income taxes as compared to the same periods in 2015 when the Company was profitable and therefore subject to corporate income tax expense.

SUMMARY OF QUARTERLY RESULTS

(in thousands of dollars except per share amounts)	Financial Quarter Ended (Unaudited)
	Sept 30, 2016	June 30, 2016	March 31, 2016	Dec 31, 2015
Revenue	$46,536	$43,893	$49,956	$52,082
Cashflow	6,076	1,775	5,039	5,662
Cash provided by operating activities	1,962	6,741	12,686	6,410
Net income (loss)	(1,912)	(4,203)	(2,132)	(3,019)
Per share (basic and diluted)	(0.06)	(0.14)	(0.07)	(0.10)

	Financial Quarter Ended (Unaudited)
	Sept 30, 2015	June 30, 2015	March 31, 2015	Dec 31, 2014
Revenue	$66,713	$71,908	$92,490	$121,109
Cashflow	(580)	6,482	7,500	30,279
Cash provided by (used in) operating activities	(1,960)	12,555	23,739	22,592
Net income	1,570	921	9,183	13,309
Per share (basic)	0.05	0.03	0.30	0.43
Per share (diluted)	0.05	0.03	0.30	0.42

FOCUS ● DISCIPLINE ● GROWTH

TOTAL ENERGY SERVICES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Variations over the quarters are due in part to the cyclical nature of the energy service industry in Canada due to the occurrence of a “breakup”. The first quarter has generally been the strongest quarter for the Company. This strength is due to the northern exposure that the Company has, particularly in its CDS and RTS segments. The northern areas are busiest in the winter as these areas are frozen and allow for improved access to operations locations. The second quarter has generally been the slowest quarter due to a “breakup” as described above. Many of the areas that the Company operates in are not accessible during this period when ground conditions do not permit the movement of heavy equipment. The third quarter has generally been the third busiest quarter, as some of the issues associated with a “breakup” are no longer affecting access to areas of operations. The fourth quarter has usually been the second busiest quarter of the year as customers are generally able to start accessing northern areas with the onset of winter and the ground freezing. Notwithstanding the foregoing, the significant downturn in North American oil and natural gas industry activity that began in mid-2014 has skewed activity levels such that historical Canadian seasonality trends have not been experienced since the latter part of 2015.

SEGMENTED RESULTS

Contract Drilling Services

The revenue reported from the CDS segment decreased by 31% to $3.2 million for the three months ended September 30, 2016, as compared to $4.6 million for the same period in 2015 and decreased by 41% to $7.0 million for the nine-month period ended September 30, 2016, as compared to $12.0 million for the same period in 2015. For the third quarter of 2016 the CDS segment achieved a utilization rate, on a spud to rig-release basis, of 14% and year to date utilization of 10%, as compared to 18% and 14%, respectively, for the same periods in 2015. This decrease in utilization during 2016 relative to 2015 was due to substantially decreased oil and natural gas drilling activity in Canada and the Company’s decision to forego opportunities to deploy equipment due to unacceptably low pricing. Operating days (spud to rig-release) for the three and nine months ended September 30, 2016 totaled 230 and 478 days, respectively, as compared to 291 and 679 days for the same periods in 2015. Revenue per operating day received for contract drilling services for the three and nine months ended September 30, 2016 decreased 14% and 17%, respectively, as compared to revenue per operating day during the same periods of 2015. The decrease in revenue per operating day was due primarily to lower spot market pricing as the Company had no drilling rigs under term fixed price contracts.

The CDS segment realized an operating loss of $1.2 million and $1.5 million, respectively, for the three and nine months ended September 30, 2016, as compared to operating income of $0.4 million and $1.4 million for the prior year comparable periods. The fact that fixed expenses (notably sales, general and administration expenses) did not decrease in proportion to the reduction in revenue resulted in operating losses during the first nine months of 2016. In addition, the $0.9 million increase in depreciation expense due to the changes in depreciation estimates implemented during the third quarter of 2016 also contributed to such operating losses (see Note 2 of the Interim Financial Statements).

Rentals and Transportation Services

The revenue reported from the RTS segment decreased by 33% and 53% to $10.6 million and $27.8 million, respectively, for the three and nine months ended September 30, 2016, as compared to $15.9 million and $59.3 million for the same periods in 2015. The revenue decrease was due primarily to reduced equipment utilization. Average utilization of the rental assets was 15% and 13%, respectively, for the three and nine months ended September 30, 2016, as compared to 22% and 26% for the prior year comparable periods. Segment revenue per utilized rental piece decreased 2% for the third quarter of 2016 compared to the same period in 2015 and increased 1% for the first nine months of 2016 compared to the same period in 2015. In addition to stabilization in pricing, the mix of equipment utilized also contributed to relatively flat year over year segment revenue per utilized rental piece. This segment exited the third quarter of 2016 with approximately 10,000 pieces of major rental equipment and a fleet of 112 heavy trucks as compared to 10,000 pieces of rental equipment and 120 heavy trucks at the end of September 2015.

2016 THIRD QUARTER REPORT

TOTAL ENERGY SERVICES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The RTS segment realized an operating loss of $3.0 million and $11.0 million, respectively, for the three and nine months ended September 30, 2016, as compared to operating income of $0.1 million and $4.8 million for the comparable periods in 2015. This decline resulted primarily from lower equipment utilization in 2016 as compared to 2015 and the inability of this segment to reduce costs proportionately to the decline in revenue, due in part to the Company’s determination to maintain core operating capacity. This segment has a relatively high fixed cost structure as compared to the Company’s other business segments. Such fixed cost structure includes costs associated with its significant operating branch infrastructure, including maintenance and repairs, utilities, insurance, property taxes and rent. In addition, depreciation expense on this segment’s equipment fleet is recorded on a straight-line basis and is not correlated to levels of activity.

Compression and Process Services

The revenue reported from the CPS segment decreased by 29% and 34% to $32.8 million and $105.5 million, respectively, for the three and nine months ended September 30, 2016, as compared to $46.3 million and $159.9 million for the same periods in 2015. The revenue decrease was due primarily to lower demand for new equipment and a smaller compression rental fleet operating at a lower utilization rate compared to the prior year period. The reduction in the size of the compression rental fleet was due to significant disposals of rental units during 2015. During the first nine months of 2016, approximately 2,000 horsepower of rental compression was sold upon the exercise of purchase options by customers as compared to approximately 25,700 horsepower sold during the same period in 2015. This segment exited the third quarter of 2016 with a backlog of fabrication sales orders of approximately $62.0 million, as compared to a backlog of $51.1 million at September 30, 2015 and $35.9 million at June 30, 2016. The timeline for conversion of such sales backlog into revenue varies from order to order and often changes due to factors outside of the Company’s control. Included in the June 30, 2016 and September 30, 2016 backlog is an $8.1 million order purported to be cancelled without payment of the prescribed cancellation fee. Legal action has been taken to enforce such contract and no revenue has or will be recorded in respect of such order until resolution. As at September 30, 2016, the total horsepower of compressors on rent was approximately 11,400 as compared to approximately 18,900 as at September 30, 2015 and 12,000 at June 30, 2016. The compression rental fleet experienced an average utilization of 30% and 32% (based on fleet horsepower), respectively, during three and nine months ended September 30, 2016, as compared to 55% and 67% for the same periods in 2015.

The CPS segment generated operating income of $2.0 million and $5.1 million, respectively, for the three and nine months ended September 30, 2016, as compared to $3.7 million and $18.3 million for the comparable periods in 2015. Operating income margins in this segment were 6% and 5%, respectively, for the three and nine months ended September 30, 2016, as compared to 8% and 11% for the comparable periods in 2015. The decrease in operating income margin during the first nine months of 2016 compared to 2015 was a result of competitive pricing, lower production levels due to lower customer demand (which in turn resulted in lower overhead absorption) and a 40% decrease in compression horsepower on rent at September 30, 2016 compared to September 30, 2015. During the third quarter of 2016, the CPS segment reduced its production capacity by approximately 10% by subletting a 21,000 square foot leased production facility for the remainder of the lease term.

Corporate

Total Energy’s Corporate segment consists of the Company’s corporate and other activities. This segment does not generate any revenue but provides sales, operating, financial, treasury, analytical and other support services to Total Energy’s business segments and manages the corporate affairs of the Company, including matters related to its public listing.

The Corporate segment realized an operating loss of $0.9 million and $3.4 million, respectively, for the three and nine months ended September 30, 2016, as compared to $1.7 million and $4.3 million for the comparable periods in 2015. The decrease in the operating losses during the three and nine months ended September 30, 2016 was due to cost reductions achieved through initiatives taken in response to challenging industry conditions, including voluntary director and senior officer compensation reductions, as well as lower share-based compensation expense due to stock option forfeitures during 2016.

FOCUS ● DISCIPLINE ● GROWTH

TOTAL ENERGY SERVICES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

LIQUIDITY AND CAPITAL RESOURCES

Cash Provided by Operating Activities and Cashflow

Cash provided by operating activities was $2.0 million and $21.4 million, respectively, for the three and nine months ended September 30, 2016, as compared to cash used in operating activities of $2.0 million and cash generated by operating activities of $34.3 million for the comparable periods in 2015. Cashflow was $6.1 million and $12.9 million, respectively, for the three and nine months ended September 30, 2016, as compared to negative cashflow of $0.6 million and positive cash flow of $13.4 million for the comparable periods in 2015. The changes in cash provided by operating activities and cashflow were due primarily to changes in operating income as described above and working capital balances. Cashflow for 2015 was negatively impacted by the payment of $12.7 million of income taxes that related to 2014 taxable income and $6.9 million as a result of a Canadian federal income tax reassessment (see Note 9 of the Interim Financial Statements). The Company reinvests any remaining cash provided by operating activities after required long-term debt and finance lease payments and dividend payments to shareholders into the internal growth of existing businesses, acquisitions, voluntary repayment of long-term debt or the repurchase of the Company’s shares pursuant to the Company’s normal course issuer bid.

Investing Activities

Net cash generated from investing activities was $0.5 million and net cash used in investing activities was $10.9 million, respectively, for the three and nine months ended September 30, 2016, as compared to $0.9 million of net cash generated and $1.6 million of net cash used in investing activities for the comparable periods in 2015. During the first nine months of 2015, the Company realized $31.0 million of proceeds from the sale of property, plant and equipment (“PP&E”) primarily from the disposal of compression rental equipment. Also contributing to the increase in cash used in investing activities during the first nine months of 2016 compared to 2015 was the completion of $8.7 million of acquisitions in 2016 as described in Note 4 of the Interim Financial Statements.

During the first nine months of 2016 $6.3 million of PP&E purchases and $8.7 million of acquisitions were allocated as follows: $1.1 million in the CDS segment relating primarily to the purchase of rig equipment, $12.5 million in the RTS segment relating primarily to acquisitions and purchases of new and used rental equipment and $1.4 million in the CPS segment relating primarily to additions to the compression rental fleet. Such purchases were offset by $5.0 million of proceeds on disposal of PP&E. The disposal of PP&E arises primarily from the sale of compression rental equipment and the replacement and upgrade of older equipment in the Company’s fleet.

Financing Activities

Net cash used in financing activities was $3.9 million and $11.1 million, respectively, for the three and nine months ended September 30, 2016, as compared to $3.6 million and $31.1 million for the comparable periods in 2015. The decrease in net cash used in financing activities in 2016 was primarily due to the redemption of $69 million of convertible debentures in May of 2015 that was funded by the $50.0 million Term Loan (as defined under the heading “Liquidity” below) and cash on hand.

Liquidity

The Company had a working capital surplus of $80.1 million as at September 30, 2016 compared to $90.3 million as at December 31, 2015. As at September 30, 2016 and the date of this MD&A, the Company is in compliance with all debt covenants.

The Company has a $65 million committed revolving facility (the “Operating Facility”) with a major Canadian financial institution that was recently renewed to February 17, 2019. Repayment of amounts drawn on the Operating Facility are not required until February 2019 in the event such facility is not subsequently renewed. The Operating Facility bears interest at the lender’s prime rate plus 0.40% and is secured by the Company’s cash and cash equivalents, accounts receivable and inventory.

2016 THIRD QUARTER REPORT

TOTAL ENERGY SERVICES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

As at September 30, 2016, the Operating Facility was undrawn and available to the extent of $54.0 million based on the prescribed margin requirements at that time. Such margin requirements were determined based on 75% of invoiced trade accounts receivable that are outstanding for less than 90 days plus 50% of materials inventory up to a maximum of $30 million, less certain priority payments such as required government payroll and GST remittances and outstanding letters of credit. On October 20, 2016, concurrent with the renewal of the Operating Facility, such margin requirements were amended. In particular, investment grade accounts receivable outstanding for less than 90 days are now marginable to 85% and the limit on materials inventory has been increased to $32.5 million.

In connection with the redemption of $69 million of convertible unsecured subordinated debentures in May of 2015, the Company secured a $50 million bank loan (the “Term Loan”) with the Company’s primary bank. Please see page 17 of the 2015 Annual Report for further information.

The Term Loan and the Operating Facility require that the Company’s total debt to equity ratio not exceed 2.5 to 1.0 and that the Company maintain a current ratio of at least 1.3 to 1.0. As at September 30, 2016, the Company’s total debt to equity ratio was 0.11 to 1.0 and the current ratio was 3.8 to 1.0. For purposes of determining compliance with such financial covenants, total debt includes bank debt and finance lease obligations, including the current portion, minus cash and cash equivalents and the current ratio is equal to current assets minus current liabilities (excluding the current portion of long-term debt and obligations under finance leases).

The Company expects that cash and cash equivalents, cash flow from operating activities, together with existing and available credit facilities, will be sufficient to fund its presently anticipated requirements for investments in working capital and capital assets as well as required debt and finance lease payments, dividend payments and common share repurchases.

Dividends

For the three and nine months ended September 30, 2016 and 2015, the Company declared dividends of $1.9 million ($0.06 per share) and $5.6 million ($0.18 per share), respectively.

For 2016, the Company currently expects cash provided by operating activities and cashflow to exceed dividends to shareholders. Management and the Board of Directors of the Company continue to monitor the Company’s dividend policy in the context of industry conditions and forecasted net income, cashflow, cash provided by operating activities, debt levels, capital expenditures and other investment opportunities and will aim to finance future dividends through cash provided by operating activities.

OUTLOOK

Industry Conditions

North American oil and natural gas drilling and completion activity levels during the third quarter of 2016 remained low compared to historical levels. While there has been some improvement in oil and natural gas prices during the third quarter, the prices for these commodities has been volatile and remain low compared to realized prices prior to the current industry downturn. As a result, many North American oil and natural gas producers are in a difficult financial position, which in turn has resulted in substantial reductions to their capital expenditure programs. As such, the number of drilling rigs operating onshore in North America remains low compared to historical levels and the Company expects that industry conditions for North American energy services providers will remain challenging for the near term.

Despite a challenging near term outlook, the Company believes that medium to long-term fundamentals require continued exploration and development in Canada and elsewhere, particularly in respect of unconventional reserves, to meet global demand for oil and natural gas. A continued focus on the development of unconventional oil and natural gas resources in Canada is expected to continue to drive activity in the future, particularly should export opportunities for Canadian producers increase through the construction of new liquefied natural gas (“LNG”) export terminals and additional pipeline or other take-away capacity.

FOCUS ● DISCIPLINE ● GROWTH

TOTAL ENERGY SERVICES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Capital Spending

Capital spending in 2016 is currently expected to be $25.5 million, of which $15.0 million has been expended to September 30, 2016. The remaining $10.5 million relates primarily to the purchase of rental equipment and heavy trucks in the RTS segment and potential additions to the CPS’s compression rental fleet. See Note 10 of the Interim Financial Statements.

CONTRACTUAL OBLIGATIONS

At September 30, 2016, the Company had the following contractual obligations:

		Payments due by year
(in thousands of dollars)	Total	2016	2017	2018	2019	2020 and after
Long-term debt	$47,375	$475	$1,938	$1,998	$2,060	$40,904
Commitments (1)	4,181	541	2,000	1,053	587	—
Finance leases	2,724	445	1,231	613	338	97
Purchase obligations (2)	8,380	8,380	—	—	—	—

Total contractual obligations	$62,660	$9,841	$5,169	$3,664	$2,985	$41,001

(1)	Commitments are described in Note 26 to the 2015 Audited Consolidated Financial Statements.
(2)	Purchase obligations are described in Note 26 to the 2015 Audited Consolidated Financial Statements. As at September 30, 2016, purchase obligations relate to Total Energy’s commitment to purchase $1.3 million of capital assets for the Rentals and Transportation Services segment and $7.1 million of inventory for the Compression and Process Services segment.

OFF-BALANCE SHEET ARRANGEMENTS

During the first nine months of 2016 and 2015, the Company had no off-balance sheet arrangements.

TRANSACTIONS WITH RELATED PARTIES

During the first nine months of 2016 and 2015, the Company had no material transactions with related parties.

FINANCIAL INSTRUMENTS

Fair values

As at September 30, 2016, the fair value of other assets was approximately $5.3 million. The net present value of future cash repayments of the Term Loan is $47.8 million utilizing an interest rate for a similar debt instrument at September 30, 2016 of 2.75%. The carrying value and Company’s liability with respect to the Term Loan is $47.4 million.

OUTSTANDING COMPANY SHARE DATA

As at the date of this MD&A the Company had 30,930,000 common shares outstanding.

Summary information with respect to share options outstanding is provided below:

Outstanding at Sept 30, 2016	Exercise Price	Remaining life (years)	Exercisable at Sept 30, 2016
100,000	$17.61	0.20	100,000
36,666	14.13	0.20	36,666
1,140,000	13.74	0.60	1,140,000
76,666	14.96	1.40	76,666
53,334	14.72	1.60	53,334
1,290,000	14.13	3.80	429,997

2,696,666	$14.13	2.15	1,836,663

2016 THIRD QUARTER REPORT

TOTAL ENERGY SERVICES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

RISK FACTORS AND RISK MANAGEMENT

In the normal course of business, Total Energy is exposed to financial and operating risks that may potentially impact its operating results. The Company employs risk management strategies with a view to mitigating these risks on a cost-effective basis. There have been no significant changes in risk and risk management since the 2015 Annual Report other than as described below.

Industry Conditions

While oil and natural gas prices have increased somewhat from the beginning of 2016, they remain low by historical standards. As a result, there continues to be significant uncertainty and volatility in the oil and gas industry and North American oil and natural gas drilling and completion activity remains relatively low. These low industry activity levels have resulted in fierce price competition for the products and services provided by the Company, particularly in the CDS and RTS segments. While the Company has been proactive in managing its operating cost structure to adapt to the current environment, continued low industry activity levels may require additional substantive measures be taken to preserve the Company’s financial strength and flexibility.

Credit Risk

As a result of the continued challenging oil and natural gas market conditions, the Company continues to face heightened counterparty credit as a substantial portion of the Company’s dealings are with entities involved in the oil and gas industry. In regards to accounts receivable, the Company remains focused on actively managing credit risk. Specifically, management has remained diligent in assessing credit levels granted to customers, monitoring the aging of receivables and taking proactive steps to collect outstanding balances.

The Company does not have significant exposure to any individual customer or counter party other than two intermediate oil and gas companies that accounted for over 10% of revenue, one during the three-month period and another during the nine-month period ended September 30, 2016. No other customer accounted for more than 10% of revenue during this period. Concentration of credit risk on the Company’s trade accounts receivable exists in the oil and gas industry.

Government Regulation

Total Energy’s business and the business of its customers are subject to significant and evolving laws and government regulations, including in the areas of environment, health and safety. The planned implementation of a “carbon tax” by the Government of Alberta in 2017 is expected to increase the Company’s operating costs although the Company is not able to quantify the full impact of such tax at this time.

CRITICAL ACCOUNTING ESTIMATES

There have been no material changes to our Critical Accounting Estimates since December 31, 2015, other than change in depreciation estimates in CDS segment. For further information, see page 19 of the 2015 Annual Report.

Change in accounting estimate

During the third quarter of 2016, the Company conducted an operational efficiency review of its drilling rigs and related equipment based on the current economic and operating environment and taking into consideration the operating history of these assets, in order to assess their useful lives, pace of economic consumption and residual values. The Company continues to believe the utilization method based on operating days is appropriate, but has adjusted its “operating days used” estimates to reflect economic consumption of the rig and related equipment in periods of inactivity, essentially establishing a minimum depreciation charge based on 96 operating days each year, in addition to changing its residual value estimates to nil. The change in estimate results in these assets being depreciated during periods of inactivity. See Note 2 of the Interim Financial Statements.

FOCUS ● DISCIPLINE ● GROWTH

TOTAL ENERGY SERVICES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

As a result of this change in estimate, there was an increase in depreciation expense of $0.9 million for the three and nine months ended September 30, 2016.

FUTURE ACCOUNTING POLICIES CHANGES

There have been no significant future accounting policy changes since December 31, 2015. For further information, please see page 41 of the 2015 Annual Report.

NON-IFRS MEASURES

Management believes that EBITDA (earnings before interest, taxes, depreciation and amortization) is a useful measure because it gives an indication of the results from the Company’s primary business activities prior to consideration of how such activities are financed and the impact of taxation and non-cash depreciation and amortization charges. Reconciliation of this non-IFRS measure to net income (loss) is set forth below.

EBITDA (in thousands of Canadian dollars)	Three months ended Sept 30, 2016	Three months ended Sept 30, 2015	Nine months ended Sept 30, 2016	Nine months ended Sept 30, 2015
Net income (loss) and total comprehensive income (loss)	$(1,912)	$1,570	$(8,247)	$11,674
Add back (deduct):
Depreciation	7,662	6,981	20,359	20,756
Finance income	(802)	(242)	(434)	(637)
Finance costs	801	2,322	1,749	6,181
Income tax (recovery) expense	(933)	506	(2,940)	8,314

EBITDA	$4,816	$11,137	$10,487	$46,288

EBITDA per share amounts are calculated by dividing EBITDA by the number of basic and diluted shares outstanding.

Net Debt is equal to long-term debt plus obligations under finance leases plus current liabilities minus current assets.

RESPONSIBILITY OF MANAGEMENT AND THE BOARD OF DIRECTORS

Management is responsible for the information disclosed in this MD&A and the accompanying unaudited condensed interim consolidated financial statements, and has in place appropriate information systems, procedures and controls to ensure that information used internally by management and disclosed externally is materially complete and reliable. In addition, the Company’s Audit Committee, on behalf of the Board of Directors, provides an oversight role with respect to all public financial disclosures made by the Company, and has reviewed and approved this MD&A and the accompanying unaudited condensed interim consolidated financial statements. The Audit Committee is also responsible for determining that management fulfills its responsibilities in the financial control of operations, including disclosure controls and procedures (“DC&P”) and internal control over financial reporting (“ICFR”).

INTERNAL CONTROL OVER FINANCIAL REPORTING

There have been no significant changes in the design of the Company’s ICFR during the quarter ended September 30, 2016 that would materially affect, or is reasonably likely to materially affect the Company’s ICFR.

2016 THIRD QUARTER REPORT

TOTAL ENERGY SERVICES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION AND STATEMENTS

Certain information and statements contained in this MD&A constitute forward-looking information, including the anticipated costs associated with the purchase of capital equipment, expectations concerning the nature and timing of growth within the various business divisions operated through affiliates of Total Energy, expectations respecting the competitive position of such business divisions, expectations concerning the financing of future business activities, statements as to future economic and operating conditions and expectations regarding the payment of dividends in the future. Readers should review the cautionary statement respecting forward-looking information that appears below.

The information and statements contained in this MD&A that are not historical facts are forward-looking statements. Forward-looking statements (often, but not always, identified by the use of words such as “seek”, “plan”, “continue”, “estimate”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe”, “expect”, “may”, “anticipate” or “will” and similar expressions) may include plans, expectations, opinions, or guidance that are not statements of fact. Forward-looking statements are based upon the opinions, expectations and estimates of management as at the date the statements are made and are subject to a variety of risks and uncertainties and other factors that could cause actual events or outcomes to differ materially from those anticipated or implied by such forward-looking statements. These factors include, but are not limited to, such things as changes in industry conditions (including the levels of capital expenditures made by oil and gas producers and explorers), the credit risk to which the Company is exposed in the conduct of its business, fluctuations in prevailing commodity prices or currency and interest rates, the competitive environment to which the various business divisions are, or may be, exposed in all aspects of their business, the ability of the Company’s various business divisions to access equipment (including parts) and new technologies and to maintain relationships with key suppliers, the ability of the Company’s various business divisions to attract and maintain key personnel and other qualified employees, various environmental risks to which the Company’s business divisions are exposed in the conduct of their operations, inherent risks associated with the conduct of the businesses in which the Company’s business divisions operate, timing and costs associated with the acquisition of capital equipment, the impact of weather and other seasonal factors that affect business operations, availability of financial resources or third-party financing and the impact of new laws and regulations or changes in existing laws, regulations or administrative practices on the part of regulatory authorities, including without limitation taxation and environmental laws and regulations and changes in how such laws and regulations are interpreted and enforced. Forward-looking information respecting the anticipated costs associated with the purchase of capital equipment are based upon historical prices for various classes of equipment, expectations relating to the impact of inflation on the future cost of such equipment and management’s views concerning the negotiating position of the Company and its affiliates. Forward-looking information concerning the nature and timing of growth within the various business divisions is based on the current budget of the Company (which is subject to change), factors that affected the historical growth of such business divisions, sources of historic growth opportunities and expectations relating to future economic and operating conditions. Forward-looking information concerning the future competitive position of the Company’s business divisions is based upon the current competitive environment in which those business divisions operate, expectations relating to future economic and operating conditions, current and announced build programs and other expansion plans of other organizations that operate in the energy service business. Forward-looking information concerning the financing of future business activities is based upon the financing sources on which the Company and its predecessors have historically relied and expectations relating to future economic and operating conditions. Forward-looking information concerning future economic and operating conditions is based upon historical economic and operating conditions, opinions of third-party analysts respecting anticipated economic and operating conditions. Although management of the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Accordingly, readers should not place undue reliance upon any of the forward-looking information set out in this MD&A. All of the forward-looking statements of the Company contained in this MD&A are expressly qualified, in their entirety, by this cautionary statement. The various risks to which the Company is exposed are described in additional detail in this MD&A under the heading “Risk Factors” on page 11 and in the Company’s AIF. Except as required by law, the Company disclaims any intention or obligation to update or revise any forward-looking information or statements, whether as a result of new information, future events or otherwise.

FOCUS ● DISCIPLINE ● GROWTH